# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-TR

## UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

*Name of issuer*
EXOS AEROSPACE SYSTEMS & TECHNOLOGIES, INC

*Legal status of issuer*

   ***Form***
   Corporation

   ***Jurisdiction of Incorporation/Organization***
   Texas

   ***Date of organization***
   February 26, 2015

*Physical address of issuer*
299 FM 1903, GREENVILLE, TX 75402

*Website of issuer*
WWW.EXOSAERO.COM

*Current number of employees*
7

*Filer EDGAR CIK*

0001774765

***Filer EDGAR CCC***
a#2mzeot

***Filer EDGAR Password***
ejqzv2*ymawb

***Filer EDGAR PMAC***
pkydpk@9

***Submission Contact Person Information***

***Name***
KYLE BALLARD

***Phone Number***
(214) 728-5889

***Email Address***
KBALLARD@EXOSAERO.COM

***Notification Email Address***
KBALLARD@EXOSAERO.COM

***Signatories***

***Name***
Kyle Ballard

***Signature***

***Title***
CFO

***Email***
kballard@exosaero.com

***Date***
March 21, 2025